                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                          MAXICARE HEALTH PLANS, INC.
        ________________________________________________________________
                                (Name of issuer)

                     Common Stock, par value $.01 per share
        ________________________________________________________________
                         (Title of class of securities)

                                   577904204
                         _____________________________
                                 (CUSIP number)

                                 R.C.O. Hellyer
                          J O Hambro & Company Limited
                                 10 Park Place
                            London SW1A 1LP England
                              011-44-171-222-2020
_______________________________________________________________________________
(Name, address and telephone number of person authorized to receive notices and communications)

                                 April 17, 1998
             ______________________________________________________
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 1 of 14 Pages

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 577904204                                      PAGE 2 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      J O Hambro & Company Limited
      No S.S. or IRS Identiication Number

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          559,050
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          559,050
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      559,050

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      HC, CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 2 of 14 pages

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 577904204                                      PAGE 3 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Growth Financial Services Limited
      No S.S. or IRS Identification Number

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          305,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          305,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      305,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 3 of 14 pages

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 577904204                                      PAGE 4 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      North Atlantic Smaller Companies Investment Trust plc
      No S.S. or IRS Identification Number

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          305,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          305,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      305,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IV, CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 4 of 14 pages

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 577904204                                      PAGE 5 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Christopher Harwood Bernard Mills
      No S.S. or IRS Identiciation Number

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          480,200
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          480,200
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      480,200

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 5 of 14 pages

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 577904204                                      PAGE 6 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      J O Hambro Capital Management Limited
      No S.S. or IRS Identification Number

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          480,200
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          480,200
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      480,200

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IA, CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 6 of 14 pages

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 577904204                                      PAGE 7 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      J O Hambro Asset Management Limited
      No S.S. or IRS Identification Number

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          559,050
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          559,050
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      559,050

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      HC, CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 7 of 14 pages

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 577904204                                      PAGE 8 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      J O Hambro Investment Management Limited
      No S.S. or IRS Identification Number

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          78,850
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          78,850
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      78,850

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IA, CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 8 of 14 pages

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 577904204                                      PAGE 9 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      American Opportunity Trust plc
      No S.S. or IRS Identification Number

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          90,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          90,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      90,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IV, CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 9 of 14 pages

                               AMENDMENT NO. 1 TO
                               ------------------
                           STATEMENT ON SCHEDULE 13D
                           -------------------------

     This Amendment No. 1 to the Statement on Schedule 13D (the "Amendment") amends Items 4 and 5 of the Statement on Schedule 13D (the "Schedule 13D") filed on April 13, 1998 with the Securities and Exchange Commission (the "SEC") by the Filing Parties.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

     Item 4 is amended and restated in its entirety to read as follows:

     The Filing Parties acquired their holdings of the Common Stock because they believed that the Common Stock represented a favorable investment opportunity. The Filing Parties believe that it is in the best interest of of the Company's shareholders for the Company's board of directors (the "Board") to pursue the possibility of a strategic transaction, including a business combination or a sale of the Company or its assets, and to execute such a transaction if it can enhance shareholder value.

     The Filing Parties are aware that the Company has stated in its preliminary solicitation materials that "the Board has been supervising management's evaluation of the Company's businesses and operations and enhancing and focusing on those operations which have generated substantially all of the Company's growth and profitability in recent years." Based on that statement, the Filing Parties believe that the existing Board intends to retain certain of the Company's existing operations, whereas the Filing Parties believe that the Company should pursue the possibility of a strategic transaction or transactions involving all of the Company's business and assets.

     Therefore, the Filing Parties intend to support Mr. Paul R. Dupee, Jr. (the "Soliciting Shareholder") in connection with his commencement of a formal solicitation of consents in accordance with applicable proxy regulations (the "Consent Solicitation"). The Consent Solicitation seeks to enact certain proposals that would elect a majority of the Company's Board who are committed, subject to their fiduciary duties, to pursuing strategic alternatives, including a business combination or a sale of all of the Company businesses and assets.

     J O Hambro & Company, J O Hambro Asset Management, J O Hambro Investment Management and GFS are not participants in the Consent Solicitation but may be deemed to be members of a group with the other Filing Parties, the Soliciting Shareholder and the other participants in the Consent Solicititation (the "Group") by virtue of their beneficial ownership of the Common Stock and their relationship to certain participants in the Consent Solicitation.

     On April 22, 1998, the Soliciting Shareholder filed a definitive consent solicitation statement (the "Solicitation Statement") with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the applicable rules thereunder. The Solicitation Statement described the proposals of the Soliciting Shareholder, which would, in part, add ten new directors to the Board, thereby increasing the authorized number of directors to seventeen and fill the resulting new directorships with the Soliciting Shareholder Nominees (as defined below), who would constitute a majority of the Board. The Soliciting

                                                             Page 10 of 14 Pages

Shareholder has also proposed repealing any bylaw amendments adopted by the Board since February 1, 1998.

     According the Solicitation Statement, the Soliciting Shareholder has proposed for election ten people (the "Soliciting Shareholder Nominees") to fill the newly-created directorships including Christopher H. B. Mills, Enrique F. Gittes and Claudia M. Perkins (collectively, the "J O Hambro Nominees"). Mr. Mills is a Filing Party. Mr. Gittes has served as Director of NASCIT, a Filing Party, since 1993, and Ms. Perkins has served as a Director of J O Hambro Capital Management, a Filing Party, since 1995.

     Mr. Mills, along with the Soliciting Shareholder and another Soliciting Shareholder Nominee, will solicit individuals, brokers, banks, bank nominees and other institutional holders in connection with the Consent Solicitation and will not receive additional compensation for such solicitation.

     The J O Hambro Nominees have no present intention to change the existing senior management of the Company or to halt the Company's announced plans to streamline its operations and to focus on the Company's most profitable operations, although the J O Hambro Nominees believe the Company should pursue a strategic transaction or transactions that include these operations as well.
The J O Hambro Nominees intend to support the appointment of a committee to oversee the implementation of the plan to pursue strategic alternatives.

     The Soliciting Shareholder, J O Hambro Capital Management, NASCIT and American Opportunity Trust have entered into an oral agreement under which the costs of the Consent Solicitation will be shared 40% by the Soliciting Shareholder, 40% by NASCIT and 20% by American Opportunity Trust. The J O Hambro Nominees expect to join the other Soliciting Shareholder Nominees in supporting the Soliciting Shareholder's request for reimbursement of costs and expenses in connection with the Consent Solicitation.

     Although certain of the Filing Parties have agreed to share the costs associated with the Consent Solicitation, the Filing Parties have not agreed, and are not contractually obligated, to vote the shares of Common Stock beneficially owned by such Filing Parties in any manner in connection with the Consent Solicitation or with respect to any other vote of the shareholders of the Company. The Filing Parties reserve the right to participate in or initiate, alone or with others, any other plans, proposals or transactions of a similar or different nature with respect to the Company or its securities.

     The Filing Parties intend to review their investment in the Company on a continuing basis and, depending on various factors, including the Company's business, affairs and financial position, other developments concerning the Company, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to the Filing Parties, may in the future take such actions with respect to their investment in the Company as they deem appropriate in light of the circumstances existing from time to time. Such actions may include the purchase of additional Common Stock in the open market, in privately negotiated transactions or otherwise, or the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by the Filing Parties to one or more purchasers. The Filing Parties may revise the proposals or submit additional proposals for action by shareholders by written consent or for adoption by shareholders at any meeting of shareholders.

                                                             Page 11 of 14 Pages

     Except as described in this Item 4, as of the date of this Amendment none of the Filing Parties has formulated any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or its subsidiaries, if any; (c) a sale or transfer of a material amount of assets of the Company or its subsidiaries, if any; (d) any change in the present board of directors or management of the Company, including any change in the number or term of directors or the filling of any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions that may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

     No changes except that Items 5(a-b, e) are restated in their entirety to read as follows:

     (a) - (b) The aggregate number and percentage of the outstanding Common Stock of the Company beneficially owned (i) by each of the Filing Parties, and
(ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of the Group, is as follows:

                                              Number
                                                of         Number of
                                  Number of   Shares:      Shares: Sole
Filing                Aggregate  Shares: Sole  Shared      or Shared
Party                 Number of    Power to   Power to      Power to     Approximate
--------------------  Shares:        Vote       Vote         Dispose     Percentage*
                      ---------  ------------ ---------   -------------  ------------
J O Hambro              559,050             0    559,050        559,050          3.1%
& Company(1)

J O Hambro Asset        559,050             0    559,050        559,050          3.1%
 Management(1)

J O Hambro              480,200             0    480,200        480,200          2.7%
Capital Management

J O Hambro               78,850             0     78,850         78,850          0.4%
 Investment
 Management(1)

Christopher H.B.        480,200             0    480,200        480,200          2.7%
 Mills

GFS(1)                  305,000             0    305,000        305,000          1.7%
------------------------------------------------------------------------------------

                                                             Page 12 of 14 Pages


NASCIT                  305,000             0    305,000        305,000          1.7%

American                 90,000             0     90,000         90,000          0.5%
 Opportunity Trust
George H.                 1,000         1,000          0          1,000           **
 Bigelow(2)

Lawrence                  9,000         9,000          0          9,000          0.1%
 Sosnow(2)

Paul R. Dupee,          327,100       327,100          0        327,100          1.8%
 Jr.(2)
------------------------------------------------------------------------------------

     * Based on 17,925,381 shares of Common Stock, par value $.01 per share outstanding as of March 25, 1998, which is based on information reported in the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

     **  Less than  one tenth of one percent.

     (1) J O Hambro & Company, J O Hambro Asset Management, J O Hambro Investment Management and GFS are not participants in the Consent Solicitation but may be deemed to be members of the Group by virture of their beneficial ownership of the Common Stock and their relationship to certain participants in the Consent Solicitation.

     (2) Mr. Bigelow, Mr. Sosnow and Mr. Dupee are participants in the Consent Solicitation and, therefore, may be deemed to be part of the Group. The beneficial ownership information relating to such persons is based upon the publicly available information contained in Amendment No. 2 to the Preliminary Proxy Statement filed with the SEC on April 17, 1998 on behalf of such persons.

     (e) On April 17, 1998, the Soliciting Shareholder filed Amendment No. 2 to his Preliminary Proxy Statement with the SEC which, among other things, revised the number of shares of Common Stock beneficially owned by the Soliciting Shareholder to correct a clerical error. As a result, the Group does not beneficially own greater than 5% of the outstanding Common Stock of the Company.

                                                             Page 13 of 14 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated:  22 April 1998         J O HAMBRO CAPITAL MANAGEMENT LIMITED


                              By:             /s/ Claudia Perkins
                                 --------------------------------------------
                              Name:  Claudia Perkins
                              Title: Director

                              Executed on behalf of the parties thereto pursuant to the Joint Filing Agreement previously filed.

                                                             Page 14 of 14 Pages